
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

January 30, 2006


06010611

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated January 30, 2006 (Consolidated basis. USGAAP) [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2005 (Nine-month period ended December 31, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Nine months ended Dec.31, 2005 ('05/4-12) (A)	Third quarter ('05/10-12)	Nine months ended Dec.31, 2004 ('04/4-12) (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage	Annual targets announced in Oct.2005 ('05/4-'06/3) (C)	Achievement to the annual targets (A)/(C)	Results of the previous fiscal year ('04/4-'05/3)
Gross profit	5,062	1,807	4,129	933	23%	6,600	77%	5,631
Other income (expenses) :								
Selling, general and administrative expenses	(3,602)	(1,256)	(3,275)	(327)	(10%)	(4,850)	74%	(4,378)
Personnel expenses	(1,885)	(658)	(1,687)	(198)	(12%)			
Facility related expenses	*(590)*	*(216)*	*(571)*	*(19)*	*(3%)*			
Other	(1,128)	(383)	(1,017)	(110)	(11%)			
Interest expense, net of interest income	(121)	(45)	(60)	(61)	(102%)	(170)	71%	(86)
Dividends	89	27	47	42	91%	90	99%	64
Equity in earnings of associated companies, net	353	128	289	65	23%	470	75%	374
Settlements on copper trading litigation	(1)	(1)	28	(29)	-			
Provision for doubtful receivables	(58)	(14)	(35)	(22)	(63%)			
Gain (loss) on property and equipment, net	(1)	(7)	132	(134)	-	210	154%	(90)
Gain on marketable securities and investments, net	367	33	76	291	383%			
Other, net	16	8	(1)	17	-			
Total other income (expenses)	(2,958)	(1,125)	(2,799)	(159)	(6%)	(4,250)	70%	(4,118)
Income before income taxes and minority interests in earnings of subsidiaries	2,104	682	1,330	775	58%	2,350	90%	1,513
Income taxes	(745)	(243)	(516)	(229)	(44%)	(860)	87%	(578)
Income before minority interests in earnings of subsidiaries	1,360	439	814	546	67%	1,490	91%	935
Minority interests in earnings of subsidiaries, net	(49)	(10)	(50)	1	3%	(90)	55%	(84)
Net income	1,311	430	764	547	72%	1,400	94%	851
Total trading transactions	74,884	25,666	71,370	3,514	5%	102,000	73%	98,986
Operating income	1,402	537	819	584	71%	1,680	83%	1,124
Basic profit (Calculation for reference)*	1,196	443	785	411	52%	1,455	82%	1,100

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Summary of the results for the nine months (April 1, 2005-December 31, 2005) in comparison with the same period of the previous year

Gross profit

<Businesses contributed to the increase>
- Metal businesses
- Automobile lease and finance businesses in Asia
- Ships business
- Coal business in Australia
- Oil business in the North Sea
- Sumitomo Corporation of America
- Newly acquired companies such as TBC, Hartz, and United Cinemas etc.

Selling, general and administrative expenses
- Effect of newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Interest expenses, net of interest income

	Apr.-Dec. 2005	Apr.-Dec. 2004	increase/ (decrease)
Interest income	137	103	34
Interest expense	(258)	(163)	(95)
Total	(121)	(60)	(61)

- Rise in interest rates of U.S. dollar
- Effect of newly consolidated subsidiaries

Dividends
- Increase from domestic companies

Equity in earnings of associated companies, net

<Businesses contributed to the increase>
- Jupiter TV (former Jupiter Programming)
- Jupiter Telecommunications
- V&M Star (Steel pipe business in the U.S.)
- IPP businesses in Asia

<Decrease>
- Decrease of copper and gold production in Nusa Tenggara Mining Corporation (Batu Hijau copper and gold mine project)

Gain on marketable securities and investments, net
- Value realization of Coach Japan: +235

<Reference>

Key Indices		Apr.-Dec. 2005	Apr.-Dec. 2004
Foreign exchange (Yen/US$, ave)	(Jan.-Dec.)	108.65	109.26
	(Apr.-Mar.)	112.85	108.39
Interest (%) (US$ LIBOR6M, ave)	(Jan.-Dec.)	3.5%	1.8%
	(Apr.-Mar.)	4.0%	2.0%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Dec.)	54	33

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Unit: 100 millions of yen (rounded to the nearest 100 million)

Sumitomo Corporation

Segment Information	Gross profit			Net income			Summary of the results for the nine months (April 1, 2005-December 31, 2005) in comparison with the same period of the previous year
	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	increase/ (decrease)	Nine months ended Dec. 31, 2005	Nine months ended Dec. 31, 2004	increase/ (decrease)	
Metal Products	474	378	95	154	106	49	- Strong performance in steel plates, steel pipe, and non-ferrous metal businesses
Transportation & Construction Systems	928	809	119	170	117	53	- Strong performance in automobile lease and finance business in Asia and ships business
Machinery & Electric	215	228	(13)	48	39	8	- New IPP business in Asia and Middle East - Acquired additional shares in IPP business in the U.S.
Media, Electronics & Network	325	301	24	119	54	65	- Strong performance in Jupiter TV, Jupiter Telecommunications and MS Communications - Gain on securities such as DeNA and J:COM
Chemical	266	215	51	56	40	16	- Strong performance in PVC pipes business and organic chemicals business
Mineral Resources & Energy	348	246	102	166	113	53	- Strong performance in coal business in Australia and oil business in the North Sea - Decrease in Nusa Tenggara Mining Corporation
Consumer Goods & Service	748	741	7	163	46	117	- Value realization of Coach Japan
Materials & Real Estate	373	336	37	86	18	67	- Strong performance in metropolitan condominium sales - Improvement in earnings of real estate for rent in Yokohama area, on which impairment loss was recognized last year
Financial & Logistics	187	107	80	54	10	45	- Recovery in commodity business - Strong performance in sales of overseas industrial park business
Domestic Regional Business Units and Offices	297	296	1	37	32	5	- Strong performance in automobile material business
Overseas Subsidiaries and Branches	906	552	354	242	190	52	- Strong performance in metal and chemical businesses mainly in Sumitomo Corporation of America
Segment Total	5,067	4,211	856	1,294	765	530	
Corporate and Eliminations	(5)	(82)	77	17	(1)	17	
Consolidated	5,062	4,129	933	1,311	764	547	

Assets and Liabilities	As of Dec. 31, 2005	As of Mar. 31, 2005	increase/ (decrease)
Total assets	64,700	55,331	9,369
Total shareholders' equity	12,472	9,349	3,123
Shareholders' equity ratio	19.3%	16.9%	2.4pt
Working Capital	9,345	8,970	375
Interest-bearing liabilities, gross	30,745	28,402	2,343
Interest-bearing liabilities, net	26,108	23,760	2,348
Debt-equity ratio, net (times)	2.1	2.5	(0.4)

Summary

Total Assets

- Increase due to the rise in stock price and depreciation of yen: +3,700
- Increase due to the investments such as TBC Corporation and growth of operating assets resulting from expansion of business activities: +5,600

Total shareholders' equity

- Increases in net income
- Improvement in foreign currency translation adjustments due to the depreciation of yen
- Increase in unrealized holding gains on securities available-for-sale

Shareholders' equity ratio, Debt-equity ratio, net

- Shareholders' equity ratio improved by 2.4 points
- Debt-equity ratio, net improved by 0.4 points

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Dec. 31, 2005			increase/(decrease) from Dec. 31, 2004		
	Profit	Loss	Total	Profit	Loss	Total
Japan	217	61	278	(16)	12	(4)
Overseas	521	94	615	66	(9)	57
Total	738	155	893	50	3	53
(Profit-making company ratio)			83%			+1pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen

	Apr.1- Dec. 31, 2005			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	467	(43)	424	54	(9)	45
Overseas	682	(29)	653	234	2	236
Total	1,150	(73)	1,077	288	(7)	281

January 30, 2006

Consolidated quarterly results FY2005 (Nine-month period ended December 31, 2005)

[Prepared on the basis of accounting principles generally accepted in the United States of America]



Sumitomo
Corporation

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period ended December 31, 2005

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions	(increase/decrease)	Operating income	(increase/decrease)	Income before income taxes and minority interests in earnings of subsidiaries	(increase/decrease)	Net income	(increase/decrease)
Nine months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
December 31, 2005	7,488,393	4.9	140,245	71.3	210,443	58.3	131,087	71.6
December 31, 2004	7,137,007	10.2	81,883	51.2	132,955	39.1	76,372	37.4
Year ended March 31, 2005	9,898,598	7.6	112,385	58.4	151,349	38.8	85,073	27.7

	Net income per share (basic)	Net income per share (diluted)
Nine months ended	(yen)	(yen)
December 31, 2005	106.89	106.88
December 31, 2004	66.02	66.02
Year ended March 31, 2005	72.83	72.82

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of December 31, 2005	6,469,977	1,247,230	19.3	1,002.27
As of December 31, 2004	5,384,297	917,270	17.0	763.56
As of March 31, 2005	5,533,127	934,891	16.9	776.61

Notes
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the third quarter are not audited by independent public accountants.
3) As of December 31, 2005 : Number of consolidated subsidiaries; 638 , Number of equity method applied associated companies; 255
As of March 31, 2005 : Number of consolidated subsidiaries; 606 , Number of equity method applied associated companies; 230
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.
6) The targets for fiscal year 2005 announced in October 2005 have not been reviewed.

2. Outline of consolidated results for the nine-month period ended December 31, 2005

Total trading transactions for the nine-month period ended December 31, 2005 was 7,488.4 billion yen, a 4.9% increase from the same period of the previous year. Gross profit increased by 93.3 billion yen to 506.2 billion yen. These were mainly due to strong performances in metal businesses (Metal Products), automobile lease and finance businesses in Asia (Transportation & Construction Systems), coal business in Australia and oil business in the North Sea (Mineral Resources & Energy), and Sumitomo Corporation of America (Overseas Subsidiaries & Branches). Newly acquired subsidiaries through M&A also contributed.
Although, selling, general and administrative expenses increased mainly due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries, operating income increased by 58.4 billion yen to 140.2 billion yen.
Equity in earnings of associated companies, net increased by 6.5 billion yen to 35.3 billion yen resulting from strong performances in Jupiter Telecommunications and steel pipe business in the U.S. In addition, IPP* businesses in Asia newly contributed. *IPP: Independent Power Producer
As a result, net income amounted to 131.1 billion yen, an increase of 54.7 billion yen or representing 71.6% growth from the same period of the previous year.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Nine-month periods ended December 31, 2005 and 2004
(Unaudited)

	Millions of yen				Millions of U.S. Dollars
	2005			2004	2005
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Revenues:					
Sales of tangible products	¥ 925,199	¥ 549,300	¥ 1,474,499	¥ 1,121,152	$ 12,496
Sales of services and others	236,737	129,607	366,344	317,923	3,104
Total revenues	1,161,936	678,907	1,840,843	1,439,075	15,600
Cost:					
Cost of tangible products sold	(778,658)	(456,936)	(1,235,594)	(956,097)	(10,471)
Cost of services and others	(57,713)	(41,309)	(99,022)	(70,089)	(839)
Total cost	(836,371)	(498,245)	(1,334,616)	(1,026,186)	(11,310)
Gross profit	325,565	180,662	506,227	412,889	4,290
Other income (expenses) :					
Selling, general and administrative expenses	(234,607)	(125,596)	(360,203)	(327,469)	(3,053)
Settlements on copper trading litigation	(11)	(90)	(101)	2,771	(1)
Provision for doubtful receivables	(4,396)	(1,383)	(5,779)	(3,537)	(49)
Impairment losses on long-lived assets	(1,430)	0	(1,430)	0	(12)
Gain (loss) on sale of property and equipment, net	1,936	(652)	1,284	13,239	11
Interest income	8,894	4,791	13,685	10,320	116
Interest expense	(16,522)	(9,290)	(25,812)	(16,325)	(219)
Dividends	6,161	2,740	8,901	4,660	75
Other than temporary impairment losses on securities	(929)	(15)	(944)	(750)	(8)
Gain on sale of marketable securities and other investments, net	32,775	3,333	36,108	8,348	306
Gain on issuances of stock by subsidiaries and associated companies	1,534	0	1,534	0	13
Equity in earnings of associated companies, net	22,510	12,833	35,343	28,861	300
Other, net	790	840	1,630	(52)	14
Total other income (expenses)	(183,295)	(112,489)	(295,784)	(279,934)	(2,507)
Income before income taxes and minority interests in earnings of subsidiaries	142,270	68,173	210,443	132,955	1,783
Income taxes	(50,197)	(24,253)	(74,450)	(51,551)	(631)
Income before minority interests in earnings of subsidiaries	92,073	43,920	135,993	81,404	1,152
Minority interests in earnings of subsidiaries, net	(3,942)	(964)	(4,906)	(5,032)	(41)
Net income	¥ 88,131	¥ 42,956	¥ 131,087	¥ 76,372	$ 1,111
Disclosure of comprehensive income (loss):					
Net income for the period	¥ 88,131	¥ 42,956	¥ 131,087	¥ 76,372	$ 1,111
Other comprehensive income (loss), net of tax:					
Net unrealized holding gains on securities available-for-sale	82,839	50,437	133,276	6,815	1,129
Foreign currency translation adjustments	20,411	14,815	35,226	15,082	299
Net unrealized losses on derivatives	(3,762)	(1,571)	(5,333)	(433)	(45)
Comprehensive income for the period	187,619	106,637	294,256	97,836	2,494
Total trading transactions	¥ 4,921,804	¥ 2,566,589	¥ 7,488,393	¥ 7,137,007	$ 63,461

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31,2005 (Unaudited) and March 31,2005

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2005	March 31, 2005	December 31, 2005
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 450,008	¥ 453,891	$ 3,814
Time deposits	13,676	10,246	116
Marketable securities	33,995	23,154	288
Receivables-trade:			
Notes and loans	298,805	307,133	2,532
Accounts	1,556,902	1,355,706	13,194
Associated companies	93,076	84,884	789
Allowance for doubtful receivables	(12,134)	(11,005)	(103)
Inventories	667,459	503,767	5,656
Deferred income taxes	38,048	39,161	322
Advance payments to suppliers	60,954	56,878	517
Other current assets	274,424	271,218	2,326
Total current assets	3,475,213	3,095,033	29,451
Investments and long-term receivables:			
Investments in and advances to associated companies	448,260	394,618	3,799
Other investments	755,728	502,658	6,404
Long-term receivables	653,782	620,835	5,541
Allowance for doubtful receivables	(42,223)	(45,672)	(358)
Total investments and long-term receivables	1,815,547	1,472,439	15,386
Property and equipment, at cost less accumulated depreciation	804,479	720,392	6,818
Prepaid expenses, non-current	93,287	94,838	790
Deferred income taxes, non-current	15,665	10,149	133
Other assets	265,786	140,276	2,252
Total	¥ 6,469,977	¥ 5,533,127	$ 54,830

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of December 31,2005 (Unaudited) and March 31,2005

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2005	March 31, 2005	December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 529,778	¥ 412,217	$ 4,490
Current maturities of long-term debt	400,280	438,534	3,392
Payables-trade:			
Notes and acceptances	118,554	101,735	1,005
Accounts	979,019	878,952	8,297
Associated companies	31,878	18,266	270
Income taxes	43,353	20,226	367
Accrued expenses	83,871	60,539	711
Advances from customers	105,838	85,392	897
Other current liabilities	248,145	182,197	2,103
Total current liabilities	2,540,716	2,198,058	21,532
Long-term debt, less current maturities	2,369,886	2,213,651	20,084
Accrued pension and retirement benefits	11,492	11,782	97
Deferred income taxes, non-current	211,041	85,708	1,788
Minority interests	89,612	89,037	759
Shareholders' equity:			
Common stock	219,279	219,279	1,858
Additional paid-in capital	278,768	238,859	2,363
Retained earnings:			
Appropriated for legal reserve	17,686	17,686	150
Unappropriated	550,102	442,630	4,662
	567,788	460,316	4,812
Accumulated other comprehensive income	186,798	17,083	1,583
Treasury stock, at cost	(5,403)	(646)	(46)
Total shareholders' equity	1,247,230	934,891	10,570
Total	¥ 6,469,977	¥ 5,533,127	$ 54,830

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Nine-month periods ended December 31, 2005 and 2004
(Unaudited)

Operating segments:

2005: Segment	Gross profit	Net income	Segment assets (As of December 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 47,360	¥ 15,441	¥ 623,863	¥ 1,054,355
Transportation & Construction Systems	92,790	17,021	985,205	1,176,226
Machinery & Electric	21,522	4,758	470,851	823,764
Media, Electronics & Network	32,489	11,880	433,511	329,059
Chemical	26,642	5,641	237,226	449,437
Mineral Resources & Energy	34,794	16,632	593,358	1,153,615
Consumer Goods & Service	74,823	16,268	364,261	581,000
Materials & Real Estate	37,292	8,556	584,634	313,445
Financial & Logistics	18,734	5,413	401,720	118,920
Domestic Regional Business Units and Offices	29,682	3,660	416,231	805,568
Overseas Subsidiaries and Branches	90,589	24,164	986,129	1,241,284
Segment Total	506,717	129,434	6,096,989	8,046,673
Corporate and Eliminations	(490)	1,653	372,988	(558,280)
Consolidated	¥ 506,227	¥ 131,087	¥ 6,469,977	¥ 7,488,393

2004: Segment	Gross profit	Net income	Segment assets (As of March 31)	Total trading transactions
	Millions of Yen			
Metal Products	¥ 37,848	¥ 10,581	¥ 472,640	¥ 786,003
Transportation & Construction Systems	80,859	11,722	871,470	1,117,354
Machinery & Electric	22,836	3,921	457,367	1,031,804
Media, Electronics & Network	30,134	5,378	374,977	334,343
Chemical	21,549	4,047	217,234	384,003
Mineral Resources & Energy	24,638	11,338	497,078	1,281,735
Consumer Goods & Service	74,111	4,550	325,102	584,411
Materials & Real Estate	33,621	1,835	606,132	262,489
Financial & Logistics	10,746	950	232,792	96,432
Domestic Regional Business Units and Offices	29,556	3,177	396,207	759,768
Overseas Subsidiaries and Branches	55,219	18,959	625,377	951,870
Segment Total	421,117	76,458	5,076,376	7,590,212
Corporate and Eliminations	(8,228)	(86)	456,751	(453,205)
Consolidated	¥ 412,889	¥ 76,372	¥ 5,533,127	¥ 7,137,007

2005: Segment	Gross profit	Net income	Segment assets (As of December 31)	Total trading transactions
	Millions of U.S.Dollars			
Metal Products	$ 401	$ 131	$ 5,287	$ 8,935
Transportation & Construction Systems	786	144	8,349	9,968
Machinery & Electric	182	40	3,990	6,981
Media, Electronics & Network	275	101	3,674	2,789
Chemical	226	48	2,010	3,809
Mineral Resources & Energy	295	141	5,029	9,776
Consumer Goods & Service	634	138	3,087	4,924
Materials & Real Estate	316	72	4,955	2,656
Financial & Logistics	159	46	3,404	1,008
Domestic Regional Business Units and Offices	252	31	3,527	6,827
Overseas Subsidiaries and Branches	768	205	8,357	10,519
Segment Total	4,294	1,097	51,669	68,192
Corporate and Eliminations	(4)	14	3,161	(4,731)
Consolidated	$ 4,290	$ 1,111	$ 54,830	$ 63,461

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.